ZURICH

SEC Mail Processing
Section

MAR 07 2008

Washington, DC
110

08001111

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference SWM/bc
Date March 6, 2008

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 35 22
Dir. fax +41 (44) 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich launches Global Industry Specialization Program to better serve customers in target industry sectors"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Legal Adviser

PROCESSED
MAR 12 2008
THOMSON
FINANCIAL

Enclosure

45674-03

News Release

ZURICH®

Zurich launches Global Industry Specialization Program to better serve customers in target industry sectors

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, March 6, 2008 – Zurich Financial Services Group (Zurich) announced today the launch of its Global Industry Specialization Program. The Group-wide program enables Zurich to better leverage its existing knowledge base and expertise in general insurance and to further expand its risk insights into specific industry sectors. The program aims at improving the way Zurich serves customers and distributors by developing differentiated customer propositions and offering tailored risk management solutions as well as a Zurich point of view on how an individual industry is dealing with its risks.

The program is an integral part of Zurich's Customer and Distribution Management Strategy, which is focused on efforts to make Zurich a more customer centric organization while leveraging its many distribution channels.

The Global Industry Specialization Program will effectively function as a global practice leadership, where leaders from Zurich's various divisions, functions and geographies can share knowledge and build upon expertise gained from their various experiences. As such, they will develop far-reaching insights on current and future trends that may impact the industry, as well as the capability to quickly respond with people, products and information resources to a changing risk environment anywhere in the world.

John Amore, Chief Executive Officer of Zurich's General Insurance segment, said: "Our Global Industry Specialization Program is a further example of how Zurich's operational transformation efforts will position us as more customer focused and as an even better problem-solver for our customers in specific industry sectors. Providing customers with the value of Zurich's risk insights and understanding of the industry sectors we do business in will enable Zurich to retain existing customers and expand into further attractive markets for continued profitable growth."

As part of the Global Industry Specialization Program, Zurich has created a global industry framework leading off with the following three sectors; Construction, Real Estate and Automotive, with plans to add other sectors over time.

Zurich is pleased to announce the appointments of **Terry Gray** (US citizen), as **Global Industry Leader for the Construction Industry**, **Richard Elliott** (British citizen) as **Global Industry Leader for the Real Estate Industry**, and **Joerg Waelder** (German citizen) as **Global Industry Leader for the Automotive Industry**. Collectively, they have over 70 years experience in the insurance industry and bring a network of highly specialized individuals to the Global Industry Specialization Program. All report to Rocco Maggiotto, Executive Vice President and Head of Zurich's Global Customer and Distribution Management function for General Insurance.

Rocco Maggiotto said: "With the creation of the Global Industry Specialization Program, Zurich has once again demonstrated its commitment to customers, and that it is playing a leading role in the global insurance marketplace."

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Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

For **multimedia material** supporting this news release, please visit http://www.thenewsmarket.com/zurich. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

ZURICH

SEC Mail Processing Section

MAR 07 2008

Washington, DC
110

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference SWM/bc
Date March 5, 2008

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 35 22
Dir. fax +41 (44) 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich to convey its North America Commercial Small Business unit to Farmers"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Legal Adviser

Enclosure

46674-03

News Release

ZURICH®

Zurich to convey its North America Commercial Small Business unit to Farmers

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, March 5, 2008 – Zurich Financial Services Group (Zurich) announced today that an agreement in principle has been reached to convey the rights to access renewals on its North America Commercial Small Business Solutions (SBS) book of business to Truck Insurance Exchange (the "Exchange"), which is one of the Farmers Exchanges. In addition, the management of the SBS book of business will transfer to Farmers Group, Inc.

The approximate USD 800 million SBS book consists of three primary lines of business – business owner's policy (BOP) for property, liability and umbrella, auto and workers' compensation – and is sold in 49 states plus the District of Columbia. Farmers Small Business Insurance unit, which writes through the Exchange, is licensed to operate in 41 states – a "core" 29 serviced by Farmers exclusive agents and an additional 12 states (mainly in the East) serviced by independent agents.

The Farmers Exchanges underwrite more than 250,000 small business customers across three major lines of business: commercial multi-peril, commercial auto and workers' compensation. In 2007, Farmers Small Business Insurance unit produced USD 1.6 billion in gross written premiums. This transaction will make the Exchange one of the top-five carriers in the US small business market.

In the interim, Zurich companies that underwrite the SBS book and the Exchange will enter into a reinsurance arrangement at the closing of the transaction, through which SBS premium will continue to be written on its current paper, but fully ceded to the Exchange. The first exercise of rights to

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access renewals on this book is estimated to occur within 18-to-24 months after the transaction closes, although timing will vary by state and product/line of business. Other terms of the proposed transaction were not disclosed.

"The transaction will create an enhanced distribution capability in both the exclusive agent and independent agent channels, and will enhance the market position of Farmers Group, Inc. and the Exchange. Combining Zurich's innovative small business product capabilities with Farmers' distribution breadth and the Exchange's underwriting capacity will benefit Farmers Group, Inc., the Exchange, Zurich and, most importantly, our valued customers," said Paul N. Hopkins, Chief Executive Officer (CEO) of Farmers Group, Inc.

"Zurich considers the small commercial segment to be a critical component of the US market. Bringing together the small commercial books from North America Commercial and the Exchange will create opportunities for better service to our customers and agents, while enhancing the competitive strengths of the Exchange and Zurich," said Mike Foley, CEO of North America Commercial. "In this scale-intensive segment of the industry, this transaction will better position Zurich and the Exchange to win in the market."

Dieter Wemmer, Chief Financial Officer for Zurich, said, "In addition to increasing our scale in this important market, this transaction will eliminate the need to duplicate investments in technology, product development, service operations and talent, optimize the use of our capital in the US and generate stable fee income from this book of business."

Farmers Group, Inc., a subsidiary of Zurich, manages – but does not own – the Farmers Exchanges, which are owned by Farmers' policyholders. Subject

ZURICH®

to the approval of the relevant insurance regulatory authorities, and agreement on final terms and conditions, this transaction is expected to close in the second quarter of 2008.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

For **broadcast-standard video** supporting this news release, please visit http://www.thenewsmarket.com/zurich. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC Mail Processing
Section

MAR 07 2008

Washington, DC
110

Your reference File No. 82-5089
Our reference SWM/bc
Date March 6, 2008

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 35 22
Dir. fax +41 (44) 625 15 22
susanne.wolf@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following note:

- "Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Susanne Wolf-Mettier
Legal Adviser

Enclosure

4667403

ZURICH®

Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law

Zurich, March 5, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per February 26, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland (Credit Suisse) on March 3, 2008. According to this notification, Credit Suisse along with its subsidiaries has exceeded the threshold of 3 percent of voting rights on Zurich with purchase and sale positions.

1. The reported purchase position on registered Zurich shares include:
   - 1,522,318 registered shares (1.046%)
   - 938,451 long call options (equals 1,304,328 voting rights respectively 0.896%)
   - 3,752,139 short put options (equals 1,811,139 voting rights respectively, 1.244%)

   Together this equals a purchase position of 3.186% of the share capital and the voting rights of Zurich entered in the commercial register.

2. The reported sale position of registered Zurich shares includes:
   - 1,252,072 long put options (equals 2,477,899 voting rights respectively 1.702%)
   - 71,389,916 short call options (equals 2,010,462 voting rights respectively 1.381%)

   Together this equals a sale position of 3.084% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

   On December 21, 2007, the Disclosure Office of the SWX Swiss Exchange granted Zurich a relief from the disclosure requirements in accordance with article 20 of the SESTO-SFBC. Detailed option conditions can be requested at Zurich Financial Services, Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge.

3. Identity of the individual Group members:

   Credit Suisse Group, indirectly through its subsidiaries:
   - Clariden Leu Holding AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland (indirectly through Clariden Leu AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland),
   - Credit Suisse, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, directly and indirectly through its subsidiaries:
     - Credit Suisse International, One Cabot Square, Canary Wharf, London, E14 4QJ, United Kingdom,
     - Credit Suisse Life (Bermuda) Ltd., Argyle House, 41 A, Cedar Avenue, Hamilton HM 12, Bermuda,
     - Credit Suisse Life & Pensions AG, Mühleholz 3, 9490 Vaduz, Principality of Liechtenstein,
     - Credit Suisse (International) Holding AG, Bahnhofstrasse 17, 6300 Zug, Switzerland (indirectly through Credit Suisse Investments (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Investment Holdings (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Securities (Europe) Limited, One Cabot Square, London, E14 4QJ, United Kingdom)

4. Nature of agreement: Group of companies

5. Proxy for Group members: Nadja Raich, Credit Suisse, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, Switzerland, phone. +41 (0)44 334 79 48.

Credit Suisse points to the fact „that the Disclosure Office has relieved Credit Suisse Group with Recommendation dated February 6, 2008 from notifications of changes in the Group according to article 15 paragraph 5 SESTO-SFBC in case fully controlled subsidiaries either join or leave the Group with regard to Zurich Financial Services securities. Accordingly, notifications about Zurich Financial Services securities will only be released in the future if respective stakes have exceeded or fallen below a threshold respectively new Group members are added that are not fully controlled by Credit Suisse Group.

The Disclosure Office has granted this relief for a period of 24 months from the Recommendation dated February 6, 2008. Each individual or each issuer may request, without presenting a specific interest, information of Credit Suisse Group about the composition of the Group at the day of their inquiry within two trading days and free of charge. Contact person: Nadja Raich, Credit Suisse, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, Switzerland, phone. +41 (0)44 334 79 48."

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific,

Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

THIS RELEASE DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION; AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

END